Exhibit 99.1

ATA Creativity Global Reports 2019 Fourth Quarter and Year-end Financial Results, Highlighted by Student Enrollment and Credit Hour Growth Due to Huanqiuyimeng Acquisition

Conference Call on Monday, March 30, 2020, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, March 30, 2020 (NY)/ March 31, 2020 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international education services provider focused on quality experiences that cultivate and enrich students’ creativity, today announced preliminary unaudited financial results for the quarter and year ended December 31, 2019 (“Fourth Quarter 2019” and “Fiscal Year 2019,” respectively).

2019 Fourth Quarter and Annual Highlights, Significant Changes in Operations Due to Huanqiuyimeng Acquisition

•

ACG completed the acquisition (“Huanqiuyimeng Acquisition”) of Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”), a leading provider of educational services for students in China interested in applying for overseas art study and now a wholly owned subsidiary of ACG. Control of Huanqiuyimeng transitioned to ACG on August 6, 2019 (the “Acquisition Date”). Details of the Huanqiuyimeng Acquisition can be found in the Forms 6-K filed by ACG on August 6, 2019, and October 17, 2019.

•

During the Fourth Quarter 2019, student enrollment was 1,042, of which 585 were enrolled in the Portfolio Training Program (as defined below). Approximately 52,202 credit hours (i.e., the standard unit measuring educational credit for the Portfolio Training Program; each credit hour roughly equals to one hour of time committed) were delivered during the Fourth Quarter 2019.

•

Effective September 12, 2019, the Company changed its name to ATA Creativity Global. Its stock ticker symbol also changed to “AACG” with the Company’s American Depositary Shares commencing trading under the new symbol as of market open on October 17, 2019.

•

ACG completed a private placement with CL-TCC, a company focused on investments in the culture and education industry, under which it shall receive gross proceeds of approximately $10.0 million from the sale of 5,662,634 common shares of the Company (the “Transaction”). ACG expects to use proceeds from the Transaction to fund its day-to-day operations and M&A activities. Details of the Transaction can be found in the Form 6-K filed by ACG on December 18, 2019.

•	Fourth Quarter 2019 net revenues of RMB54.1 million (US$7.8 million), driven by revenue from Huanqiuyimeng’s portfolio training and other education services businesses
•	Fourth Quarter 2019 net loss from continuing operations attributable to ACG of RMB70.8 million (US$10.2 million), compared to RMB23.8 million in the prior-year period
•

Fiscal Year 2019 net revenues of RMB97.8 million (US$14.0 million), driven by revenue from Huanqiuyimeng’s portfolio training and other education services businesses during the period beginning from the Acquisition Date to December 31, 2019 (the “2019 Partial Year”)

•

Fiscal Year 2019 net loss from continuing operations attributable to ACG of RMB127.0 million (US$18.2 million), compared to RMB63.7 million in the prior year, mainly due to increased operating expenses incurred related to the organizational restructuring and day-to-day operations of the recently acquired Huanqiuyimeng business

•	RMB154.2 million (US$22.1 million) in cash and cash equivalents as of December 31, 2019

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “2019 was a monumental year for our Company as we closed the Huanqiuyimeng Acquisition in the second half of the year, marking the beginning of ACG’s new strategic direction. The Company’s new name ATA Creativity Global and ticker symbol ‘AACG’ represent this next phase of our evolution. In reviewing our results for Fourth Quarter 2019, it is important to note that these numbers incorporate the full quarter’s results from Huanqiuyimeng while third quarter 2019 results incorporated only about two months of results from Huanqiuyimeng. However, summer tends to be the season during which Huanqiuyimeng sees the strongest demand for educational travel services.

“We were pleased to have garnered the support of CL-TCC in a private placement, from which the proceeds will be used to help grow our business and fund potential future M&A prospects. We expect to continue exploring M&A opportunities where we can leverage our education service capabilities and industry relationships and advance our long-term goal of becoming a leading provider of international education services. We look forward to updating the investment community on these developments.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “Having completed the organizational restructuring and integration following the Huanqiuyimeng Acquisition, we are excited by the student enrollment initiatives we have in place. In addition to helping students pursue their goals of studying at the top art and creative studies institutions around the globe, we are exploring the possibility of partnerships with institutions primarily in Europe and the United States to serve as a bridge for students who require additional flexibility, time and support before moving forward with an education at a recognized university or institute.

“We’d like to provide an update on the impact the outbreak of the coronavirus disease (‘COVID-19’) has had on ACG and our operations. We are taking every precaution to ensure the health and safety of our students, faculty, staff and employees during this time. As such, students with any on-campus coursework, including basic skills and one-on-one classes, are being given the option to do so in an online format. We are seeing an impact on our sales contract pipeline as our traditional sales/marketing channels are typically driven by personnel who cannot come into the office due to the COVID-19 outbreak. Our educational travel segment has also been affected by delays and cancellations due to COVID-19. We will continue to monitor the situation here closely but are prioritizing the well-being of our students, staff and employees at all times.”

Operating Review

Enrollment Update

Huanqiuyimeng student enrollment for Fourth Quarter 2019 was 1,042, of which 585 were enrolled in portfolio training programs, Huanqiuyimeng’s main line of business that primarily consists of training for students focused on arts and creative studies (the “Portfolio Training Program”). The Portfolio Training Program consists of time-based programs and project-based programs. Students who elect the time-based programs enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students. Revenue is recognized proportionately per credit hour delivered regardless of whether a student is enrolled in the time-based program or project-based program. However, as the total credit hours of project-based programs are not predetermined, the progress of a project-based program, which is measured by credit hours delivered compared against the total credit hours expected to be delivered, is re-evaluated at each quarterly and annual financial reporting date.

During Fourth Quarter 2019, 457 students were enrolled in Huanqiuyimeng’s other programs, which mainly consist of educational travel services, overseas study counseling services and language training services.

A total of 52,202 credit hours were delivered during Fourth Quarter 2019, of which 34,434 credit hours were delivered for time-based programs and 17,768 credit hours were delivered for project-based programs.

The following is a summary of the credit hours delivered for the Portfolio Training Program, for the period beginning October 1, 2019, to December 31, 2019, compared to those for the prior-year period:

	Oct. 1 – Dec. 31, 2019	Oct. 1 – Dec. 31, 2018	% Growth
	No. of Credit Hours	No. of Credit Hours

Time-based Program	34,434	35,490	(3.0%)
Project-based Program	17,768	8,263	115.0%
Total	52,202	43,753	19.3%

GAAP Results

Note: Impact of Huanqiuyimeng Acquisition on and Certain Adjustments to the Company’s Financial Statements

Following the completion of the Huanqiuyimeng Acquisition whereby Huanqiuyimeng became a wholly owned subsidiary of the Company, the financial results presented in this press release incorporate financial contributions from Huanqiuyimeng for Fourth Quarter 2019 and the 2019 Partial Year. In addition, the Company has applied acquisition accounting and made purchase price allocation (“PPA”) adjustments to various assets acquired and liabilities assumed from the Huanqiuyimeng Acquisition. Due to reassessment for the fair value of Huanqiuyimeng’s identifiable assets acquired and liabilities assumed at the Acquisition Date, which shall be conducted within one year of the Acquisition Date, certain line items in the consolidated balance sheets and consolidated statements of comprehensive income (loss) presented in this press release have been adjusted.

Certain line items in the condensed consolidated statements of comprehensive income (loss) for the three months and year ended December 31, 2018, in this press release have been revised as a result of adjustments made in the Company’s annual report for the fiscal year ended December 31, 2018. These revisions were mainly made pursuant to the accounting treatment of discontinued operations, under which the Company accounted for the sale of business of ATA Online (Beijing) Education Technology Co., Ltd, or ATA Online, a former subsidiary of the Company. The income from discontinued operations, net of income taxes, recorded in the three months ended December 31, 2019, was to account for the contingencies that arose pursuant to the terms in the sale of the business of ATA Online.

Fourth Quarter 2019 Financial Review

ACG’s total net revenues for Fourth Quarter 2019 were RMB54.1 million (US$7.8 million), compared to RMB0.2 million in the prior-year period, driven primarily by revenue from the recently acquired Huanqiuyimeng. Net revenues for this quarter include a negative adjustment of RMB9.2 million resulting from amortization of the difference between the carrying value of deferred revenues in Huanqiuyimeng’s book and the fair value of deferred revenues assessed from the PPA process applied to the Huanqiuyimeng Acquisition (“PPA Adjustment to Net Revenues”). Revenues from portfolio training programs were RMB36.6 million, or 67.6% of total net revenues, during the period. Revenues from other education services and the K-12 business were RMB17.5 million, or 32.4% of total net revenues during the period.

Gross profit for Fourth Quarter 2019 was RMB20.9 million (US$3.0 million), compared to gross loss of RMB0.02 million in the prior-year period. Gross margin was 38.6% during the period, compared to negative gross margin of 10.5% in the prior-year period, prior to the Huanqiuyimeng Acquisition. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Fourth Quarter 2019 would have been 47.5%.

Total operating expenses for Fourth Quarter 2019 were RMB50.6 million (US$7.3 million), which includes RMB5.0 million in expenses amortized from intangible assets recognized from the Huanqiuyimeng Acquisition, compared to RMB21.8 million in the prior-year period, primarily due to increased selling, general and administrative (SG&A) expenses of RMB40.1 million related to the recently acquired Huanqiuyimeng operations.

Loss from continuing operations for Fourth Quarter 2019 was RMB29.7 million (US$4.3 million), compared to RMB20.8 million in the prior-year period as a result of the increased operating expenses mentioned above.

Net loss from continuing operations attributable to ACG for Fourth Quarter 2019 was RMB70.8 million (US$10.2 million), compared to RMB23.8 million in the prior-year period.

For Fourth Quarter 2019, basic and diluted losses from continuing operations per common share attributable to ACG were both RMB1.27 (US$0.18), compared to RMB0.56 for the prior-year period. Basic and diluted losses from continuing operations per ADS attributable to ACG were both RMB2.54 (US$0.36), compared to RMB1.12 in the prior-year period.

Year-end 2019 Financial Review

ACG’s total net revenues for Fiscal Year 2019 were RMB97.8 million (US$14.0 million), compared to RMB1.3 million in the prior year, driven primarily by revenue from the recently acquired Huanqiuyimeng. Total net revenues for the year include the PPA Adjustment to Net Revenues, which represents a decrease of RMB15.3 million. Revenues from portfolio training programs were RMB63.8 million, or 65.3% of total net revenues, during the period. Revenues from other education services and the K-12 business were RMB34.0 million, or 34.7% of total net revenues during the period.

Gross profit for Fiscal Year 2019 was RMB35.9 million (US$5.2 million), compared to gross loss of RMB2.9 million in the prior year. Gross margin was 36.7% during the period, compared to negative gross margin of 217.6% in the prior year, prior to the Huanqiuyimeng Acquisition. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Fiscal Year 2019 would have been 45.2%.

Total operating expenses for Fiscal Year 2019 were RMB127.9 million (US$18.4 million), which includes RMB8.4 million in expenses amortized from intangible assets recognized from the Huanqiuyimeng Acquisition, compared to RMB68.7 million in the prior year, primarily due to increased selling, general and administrative (SG&A) expenses of RMB66.7 million related to the recently acquired Huanqiuyimeng operations.

Loss from continuing operations for Fiscal Year 2019 was RMB91.4 million (US$13.1 million), compared to RMB67.8 million in the prior year as a result of the increased operating expenses mentioned above.

Net loss from continuing operations attributable to ACG for Fiscal Year 2019 was RMB127.0 million (US$18.2 million), compared to RMB63.7 million in the prior year.

For Fiscal Year 2019, basic and diluted losses from continuing operations per common share attributable to ACG were both RMB2.62 (US$0.37), compared to RMB1.81 for the prior year. Basic and diluted losses from continuing operations per ADS attributable to ACG were both RMB5.24 (US$0.74), compared to RMB3.62 in the prior year.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Fiscal Year 2019, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB117.4 million (US$16.9 million), compared to adjusted net income of RMB869.3 million in the prior year.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2019, were both RMB2.42 (US$0.35). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2019 were both RMB4.84 (US$0.70).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2019 and Fiscal Year 2019 were 28.5 million and 25.5 million, respectively. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2019, ACG’s cash and cash equivalents were RMB154.2 million (US$22.1 million), working capital deficit was RMB81.2 million (US$11.7 million), and total shareholders’ equity was RMB305.7 million

(US$43.9 million); compared to cash and cash equivalents of RMB190.6 million, working capital of RMB193.6 million, and total shareholders’ equity of RMB276.2 million, respectively, as of December 31, 2018.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Monday, March 30, 2020, during which management will discuss the results of the quarter and year ended December 31, 2019. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (800) 230-3019
International (Toll):	+1 (617) 597-5413

	Toll-Free	Local Access
China:	(800) 990 1345	(400) 881 1630
Hong Kong:	(800) 962844	3071 5030

Participant Passcode:	68553913#

A live webcast of the conference call can be accessed at the investor relations section of ACG’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/33840.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ACG’s website. To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ACG’s website and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international education services provider focused on quality experiences that cultivate and enrich students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, educational travel, overseas study counseling and other education services through its campus network in China and abroad. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s strategy of becoming a leading international education service provider; ACG’s plans for mergers and acquisitions generally; ACG’s plan and anticipated benefits to develop international education services and carry out new business; intended benefits of the Huanqiuyimeng Acquisition; the market potential of international art and creativity education; ACG’s plan for geographic expansion, new product offerings and new partnerships; the ability of ACG and Huanqiuyimeng to cooperate and integrate effectively; ACG’s growth strategy and subsequent business activities, market demand for ACG’s educational travel services and other education services and the impact of the COVID-19 outbreak on ACG and its operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its capability to develop and create content that could accommodate needs of potential students, its ability to provide effective creation related international education services and control sales and marketing expenses, its recognition in marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share in the increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the outbreak of COVID-19 and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2018, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2018.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended December 31, 2019, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.9618 to US$1.00, the noon buying rate as of December 31, 2019, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	190,586,342	154,197,758	22,149,122
Accounts receivable, net	439,783	214,591	30,824
Subscription receivable	—	8,530,931	1,225,392
Prepaid expenses and other current assets	7,836,092	16,490,369	2,368,693
Loan receivable, net	14,532,685	4,126,502	592,735
Total current assets	213,394,902	183,560,151	26,366,766

Long-term investments	66,390,898	45,726,391	6,568,185
Goodwill	—	200,478,795	28,796,977
Property and equipment, net	37,430,741	42,070,794	6,043,091
Intangible assets, net	17,122,578	135,599,770	19,477,688
Right-of-use assets	—	40,786,291	5,858,584
Deferred income tax assets	—	3,029,221	435,120
Other non-current assets	799,652	16,402,750	2,356,108
Total assets	335,138,771	667,654,163	95,902,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	18,111,939	47,705,214	6,852,425
Short-term loan	—	4,991,000	716,912
Payable for business acquisition	—	19,642,082	2,821,409
Lease liabilities-current	—	20,556,017	2,952,687
Deferred revenues	1,633,976	171,880,131	24,689,036
Total current liabilities	19,745,915	264,774,444	38,032,469

Other non-current liabilities	—	12,500,120	1,795,530
Deferred income tax liabilities	—	39,748,664	5,709,538
Total liabilities	19,745,915	317,023,228	45,537,537

Mezzanine equity-redeemable non-controlling interests	39,208,619	44,896,428	6,448,968

Shareholders’ equity:
Common shares	3,534,871	4,692,312	674,008
Treasury shares	(27,737,073)	(27,737,073)	(3,984,181)
Additional paid-in capital	410,195,990	560,814,066	80,555,900
Accumulated other comprehensive loss	(38,288,364)	(37,478,167)	(5,383,402)
Retained earnings (accumulated deficit)	(71,888,585)	(200,051,474)	(28,735,596)
Total shareholders’ equity attributable to ACG	275,816,839	300,239,664	43,126,729
Non-redeemable non-controlling interests	367,398	5,494,843	789,285
Total shareholders’ equity	276,184,237	305,734,507	43,916,014
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	335,138,771	667,654,163	95,902,519

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	189,151	54,138,667	7,776,533
Cost of revenues	208,996	33,239,851	4,774,606
Gross profit (loss)	(19,845)	20,898,816	3,001,927

Operating expenses:
Research and development	7,121,243	2,462,282	353,685
Sales and marketing	1,898,992	17,067,130	2,451,540
General and administrative	12,763,383	31,066,678	4,462,449
Total operating expenses	21,783,618	50,596,090	7,267,674
Other operating income, net	978,874	26,062	3,744
Loss from continuing operations	(20,824,589)	(29,671,212)	(4,262,003)

Other income (expense):
Impairment loss from investment	(6,380,802)	(20,895,309)	(3,001,423)
Provision for loan and other receivables	—	(17,430,825)	(2,503,781)
Impairment loss of intangible asset and other non-current assets	—	(8,932,439)	(1,283,065)
Interest income, net of interest expenses	1,322,307	677,395	97,302
Foreign currency exchange gain (loss), net	(30,271)	72,650	10,436
Loss from continuing operations before income taxes	(25,913,355)	(76,179,740)	(10,942,534)
Income tax benefit	—	(3,853,209)	(553,479)
Loss from continuing operations, net of income taxes	(25,913,355)	(72,326,531)	(10,389,055)

Discontinued operations:
Income from discontinued operations, net of income taxes	—	—	—
Net loss	(25,913,355)	(72,326,531)	(10,389,055)
Net loss attributable to redeemable non-controlling interests from continuing operations	(943,835)	(891,820)	(128,102)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	(1,132,602)	(681,022)	(97,823)
Net loss attributable to ACG	(23,836,918)	(70,753,689)	(10,163,130)
Net loss from continuing operations attributable to ACG	(23,836,918)	(70,753,689)	(10,163,130)
Net income from discontinued operations attributable to ACG	—	—	—

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(154,437)	(37,478,167)	(5,383,402)
Comprehensive loss attributable to ACG	(23,991,355)	(108,231,856)	(15,546,532)

Basic and diluted losses per common share attributable to ACG	(0.56)	(1.27)	(0.18)
Basic and diluted losses per ADS attributable to ACG	(1.12)	(2.54)	(0.36)
Basic and diluted losses from continuing operations per common share attributable to ACG	(0.56)	(1.27)	(0.18)
Basic and diluted earnings from discontinued operations per common share attributable to ACG	—	—	—
Basic and diluted losses from continuing operations per ADS attributable to ACG	(1.12)	(2.54)	(0.36)
Basic and diluted earnings from discontinued operations per ADS attributable to ACG	—	—	—

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Twelve-month Period Ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	1,338,592	97,770,167	14,043,806
Cost of revenues	4,251,451	61,914,502	8,893,462
Gross profit (loss)	(2,912,859)	35,855,665	5,150,344

Operating expenses:
Research and development	19,594,484	11,817,255	1,697,442
Sales and marketing	5,570,169	34,112,212	4,899,913
General and administrative	43,507,856	81,923,516	11,767,577
Total operating expenses	68,672,509	127,852,983	18,364,932
Other operating income, net	3,793,418	588,147	84,482
Loss from continuing operations	(67,791,950)	(91,409,171)	(13,130,106)

Other income (expense):
Investments loss	—	(7,850)	(1,128)
Impairment loss of investments	(6,380,802)	(26,814,507)	(3,851,663)
Provision for loan and other receivables	—	(17,430,825)	(2,503,781)
Impairment losses of intangible asset and other non-current assets	—	(8,932,439)	(1,283,065)
Change in fair value of long-term investment	2,750,000	—	—
Interest income, net of interest expenses	2,409,090	3,281,701	471,387
Foreign currency exchange gain, net	960,188	51,476	7,394
Loss from continuing operations before income taxes	(68,053,474)	(141,261,615)	(20,290,962)
Income tax benefit	—	(7,248,434)	(1,041,172)
Net loss from continuing operations, net of income taxes	(68,053,474)	(134,013,181)	(19,249,790)

Discontinued operations:
Income from discontinued operations, net of income taxes	918,654,979	4,894,197	703,008
Net income (loss)	850,601,505	(129,118,984)	(18,546,782)
Net loss attributable to redeemable non-controlling interests from continuing operations	(3,181,199)	(2,820,682)	(405,166)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	(1,132,602)	(4,143,904)	(595,235)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(10,608)	—	—
Net income (loss) attributable to ACG	854,925,914	(122,154,398)	(17,546,381)
Net loss from continuing operations attributable to ACG	(63,739,673)	(127,048,595)	(18,249,389)
Net income from discontinued operations attributable to ACG	918,665,587	4,894,197	703,008
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(11,437,409)	810,197	116,378
Comprehensive income (loss) attributable to ACG	843,488,505	(121,344,201)	(17,430,003)

Basic and diluted earnings (losses) per common share attributable to ACG	18.25	(2.52)	(0.36)
Basic and diluted earnings (losses) per ADS attributable to ACG	36.5	(5.04)	(0.72)
Basic and diluted losses from continuing operations per common share attributable to ACG	(1.81)	(2.62)	(0.37)
Basic and diluted earnings from discontinued operations per common share attributable to ACG	20.06	0.10	0.01
Basic and diluted losses from continuing operations per ADS attributable to ACG	(3.62)	(5.24)	(0.74)
Basic and diluted earnings from discontinued operations per ADS attributable to ACG	40.12	0.20	0.02

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(23,836,918)	(70,753,689)	854,925,914	(122,154,398)
Share-based compensation expenses	6,986,644	27,118	20,591,898	4,809,453
Foreign currency exchange loss (gain), net	30,271	(72,650)	(6,220,268)	(51,476)
Non-GAAP net income (loss) attributable to ACG	(16,820,003)	(70,799,221)	869,297,544	(117,396,421)

GAAP earnings (losses) per common share attributable to ACG Basic and diluted	(0.56)	(1.27)	18.25	(2.52)

Non-GAAP earnings (losses) per common share attributable to ACG Basic and diluted	(0.40)	(1.27)	18.56	(2.42)